

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2013

<u>Via E-mail</u>
Mr. Matthew Harris
Chief Executive Officer
Lenco Mobile Inc.
2025 First Avenue, Suite 320
Seattle, WA 98121

> **Re: Lenco Mobile Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed June 22, 2012**
> **Form 8-K/A, dated December 23, 2011**
> **Filed February 23, 2012**
> **File No. 000-53830**

Dear Mr. Harris:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Christ Dukelow, Chief Financial Officer